News Release
AMEX, TSX Symbol: NG

NovaGold Provides Update on Corporate Activities

December 17, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE Alternext, TSX: NG) is not aware of any reason for the significant increase in the market price of its common shares over the past several days. As previously disclosed, NovaGold continues to review strategic alternatives. NovaGold has been in discussions with numerous parties concerning potential debt and equity financing. NovaGold is in discussions with Auramet Trading LLC concerning the possible extension of some or all of the US$20M bridge loan due on December 29, 2008. No assurances can be given that any of these strategic or financing alternatives will be completed.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with mineral properties in Alaska and Western Canada. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). NovaGold owns 100% of the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the NYSE Alternext and TSX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain“forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of the Rock Creek property and other properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.

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Contacts

Greg Johnson
Vice President, Strategic Development

Don MacDonald
Senior Vice President and CFO

604-669-6227 or 1-866-669-6227